SilverCrest Files Amended Annual Information Form

Vancouver, British Columbia--(Newsfile Corp. - May 10, 2018) - SilverCrest Metals Inc. (TSXV: SIL) (OTCQX:SVCMF) ("SilverCrest" or the "Company") reports that it has filed an amended annual information form, as of April 23, 2018, for the year ended December 31, 2017 (the "AIF").

The amendments include the following:

•

revised section 4.3.1 of the AIF to reflect changes made in the executive summary of the amended technical report titled "Technical Report and Mineral Resources for the Las Chispas Property, Sonora, Mexico", effective February 12, 2018, as amended May 9, 2018, which is incorporated by reference;

•	revised section 3.2 and 4.3.2 of the AIF to include disclosure on the Company reinstating the assignment agreement to purchase a 100% in the El Gueriguito concession; and
•	added disclosure regarding a director who was the director of an issuer that was subject to a bankruptcy proceeding in the past ten years.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

N. Eric Fier, CPG, P.Eng.
Chief Executive Officer
SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.
Contact:Fred Cooper, Investor Relations
Telephone:+1 (604) 694-1730
Fax:+1 (604) 357-1313
Toll Free:1-866-691-1730 (Canada & USA)
Email:info@silvercrestmetals.com
Website:www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

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